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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(b)

                          (AMENDMENT NO. ________ )(1)

                              DRUGSTORE.COM, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   262241102
                                 (CUSIP Number)

                                December 8, 2003
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [ X ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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=============================================-=================================
CUSIP NO.  262241102                 13G                     PAGE 2 OF 9 PAGES
===============================================================================

===============================================================================

1     Name of reporting persons                                     Ian Mummery
      IRS Identification No. of above persons (entities only)

===============================================================================

2     Check the appropriate box if a member of a group*            (a)
                                                                   (b)    X
                                                                Joint
                                                                Filing
                                                                (Husband/Wife)
===============================================================================

3     SEC use only

===============================================================================

4     Citizenship or place of organization                            Canada

===============================================================================

    Number of                 Sole voting power              N/A
      Shares             5

                       ========================================================

   Beneficially               Shared voting power        4,713,967(1)
      Owned              6
                       ========================================================

                              Sole dispositive power         N/A
By each Reporting        7

                       ========================================================

      Person                  Shared dispositive power    4,713,967(1)
       with              8

===============================================================================

9     Aggregate amount beneficially owned by each reporting person
                                                                  4,713,967(1)

===============================================================================

10    Check box if the aggregate amount in row (9) excludes certain shares*
                                                                           |_|

===============================================================================

11    Percent of class represented by amount in row (11)               6.1%(2)

===============================================================================

12    Type of reporting person*                                           IN

===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------
(1) Ian and Louise Mummery are joint beneficial owners of the 4,713,967 outstanding shares of Common Stock of drugstore.com, inc. described herein, which they received from drugstore.com, inc. in exchange for their shares of stock of International Vision Direct Corp. on the closing of the acquisition of International Vision Direct Corp. by drugstore.com, inc. on December 8, 2003 (the "Acquisition").
(2) This percentage assumes 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding as of December 8, 2003. Drugstore.com, inc. issued approximately 6,830,593 shares of Common Stock in the Acquisition and, as a result, there was approximately 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding on the closing of the Acquisition (this calculation is based on 70,381,772 shares of Common Stock outstanding as of November 3, 2003, as reported in the quarterly report of drugstore.com, inc. for the quarter ended September 28, 2003 and filed with the Securities and Exchange Commission on November 12, 2003).

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=============================================-=================================
CUSIP NO.  262241102                 13G                     PAGE 3 OF 9 PAGES
===============================================================================

1     Name of reporting persons                                 Louise Mummery
      IRS Identification No. of above persons (entities only)

===============================================================================

2     Check the appropriate box if a member of a group*            (a)
                                                                   (b)    X
                                                                Joint
                                                                Filing
                                                                (Husband/Wife)
===============================================================================

3     SEC use only

===============================================================================

4     Citizenship or place of organization                             Canada

===============================================================================

    Number of                 Sole voting power               N/A
      Shares             5
                       ========================================================

   Beneficially               Shared voting power          4,713,967(1)
      Owned              6
                       ========================================================

                              Sole dispositive power          N/A
By each Reporting        7
                       ========================================================

      Person                  Shared dispositive power     4,713,967(1)
       with              8
===============================================================================

9     Aggregate amount beneficially owned by each reporting person
                                                                  4,713,967(1)
===============================================================================

10    Check box if the aggregate amount in row (9) excludes certain shares*
                                                                       |_|
===============================================================================

11    Percent of class represented by amount in row (11)              6.1%(2)

===============================================================================

12    Type of reporting person*                                         IN

===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------
(1) Ian and Louise Mummery are joint beneficial owners of the 4,713,967 outstanding shares of Common Stock of drugstore.com, inc. described herein, which they received from drugstore.com, inc. in exchange for their shares of stock of International Vision Direct Corp. on the closing of the acquisition of International Vision Direct Corp. by drugstore.com, inc. on December 8, 2003 (the "Acquisition").
(2) This percentage assumes 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding as of December 8, 2003. Drugstore.com, inc. issued approximately 6,830,593 shares of Common Stock in the Acquisition and, as a result, there was approximately 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding on the closing of the Acquisition (this calculation is based on 70,381,772 shares of Common Stock outstanding as of November 3, 2003, as reported in the quarterly report of drugstore.com, inc. for the quarter ended September 28, 2003 and filed with the Securities and Exchange Commission on November 12, 2003).

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ITEM 1(a). NAME OF ISSUER:

         drugstore.com, inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         drugstore.com, inc.
         13920 Southeast Eastgate Way, Suite 300
         Bellevue, WA  98005

ITEM 2(a). NAME OF PERSON FILING:

            This statement is filed on behalf of Ian and Louise Mummery, husband and wife (collectively, the "Filing Parties"). Each Filing Party disclaims responsibility for the completeness and accuracy of the information contained in this statement concerning the other Filing Party. Each Filing Party is filing jointly with the other, but not as a member of a group, and expressly disclaims membership in a group.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Ian and Louise Mummery c/o drugstore.com, inc.
         13920 Southeast Eastgate Way, Suite 300
         Bellevue, WA  98005

ITEM 2(c). CITIZENSHIP:

         Canada

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2(e). CUSIP NUMBER:

         262241102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

          (b)  [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);
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          (d)  [_] Investment company registered under Section 8 of the
                   Investment Company Act of 1940 (15 U.S.C.8a-8);

          (e)  [_] An Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

          (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  4,713,967 shares jointly owned by the Filing Parties.

          The Filing Parties are joint beneficial owners of the 4,713,967 outstanding shares of Common Stock of drugstore.com, inc. described herein, which they received from drugstore.com, inc. in exchange for their shares of stock of International Vision Direct Corp. on the closing of the acquisition of International Vision Direct Corp. by drugstore.com, inc. on December 8, 2003 (the "Acquisition"). On the closing of the Acquisition, approximately 77,212,365 shares of Common Stock of drugstore.com, inc. was issued and outstanding.

         (b)      Percent of class:

                  6.1% in the aggregate.

          The percentage above assumes 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding as of December 8, 2003. Drugstore.com, inc. issued approximately 6,830,593 shares of Common Stock in the Acquisition and, as a result, there was approximately 77,212,365 shares of Common Stock of drugstore.com, inc. issued and outstanding on the closing of the Acquisition (this calculation is based on 70,381,772 shares of Common Stock outstanding as of November 3, 2003, as reported in the quarterly report of drugstore.com, inc. for the quarter ended September 28, 2003 and filed with the Securities and Exchange Commission on November 12, 2003). The information contained in this Item 4 is as of December 8, 2003.
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         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                         N/A

                  (ii)   Shared power to vote or to direct the vote

                         4,713,967

                  (iii)  Sole power to dispose or to direct the disposition of

                         N/A

                  (iv)   Shared power to dispose or to direct the disposition of

                         4,713,967

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

         By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
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                                   SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   December 18, 2003

                                         /s/ Ian Mummery
                                         ------------------------------------
                                         Ian Mummery, Individually


Date:   December 18, 2003

                                         /s/ Louise Mummery
                                         ------------------------------------
                                         Louise Mummery, Individually